UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARK7 PROPERTIES ADVANCE LLC

(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

(Exact name of issuer as specified in its charter)

Delaware	93-3960285
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1 Ferry Building, Ste 201

San Francisco, CA 94111

(Full mailing address of principal executive offices)

415-275-0701

(Issuer's telephone number, including area code)

Series #TPVS2, Series #ESMYO, Series #6MWZZ, Series #BULMO, Series #ICBTL, Series #NETKE, Series #DJGLA, Series #HEEMV, Series #8S8XK, Series #IDUG0, Series #LOZV7, Series #9WWAJ, Series #UZMTK, Series #JVI51, and Series #PJI26

(Title of each class of securities issued pursuant to Regulation A)

I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

THE INFORMATION CONTAINED IN THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In this Annual Report, "we," "us," "our" or "our company", shall refer to Ark7 Properties Advance LLC. All of the series of our company may collectively be referred to in this Annual Report as the "series" and each, individually, as a "series." The membership interests of all series described above may collectively be referred to in this Annual Report as the "shares" and each, individually, as a "share". Ark7 Inc., a Delaware corporation ("Ark7") will serve as the asset manager responsible for managing each Series' Underlying Asset (the "Asset Manager") as described in the Asset Management Agreement between Ark7 Inc. and each series of Ark7 Properties Advance LLC. Ark7 will serve as the Managing Member responsible for the day-to-day management of the company and each registered series.

II

ITEM 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of the financial statements and financial condition of Ark7 Properties Advance LLC and results of its operations together with: (i) its financial statements and related notes appearing at the end of this Offering Circular and (ii) the pro forma consolidated financial statements appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Overview

Ark7 Properties Advance LLC was formed on October 12, 2023 ("Inception") in the State of Delaware. Ark7 Properties Advance LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific real estate property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Ark7 is the company's Managing Member. As the company's Managing Member, it will manage the company's day-to-day operations. Ark7 is also the Managing Member of each Series and the Asset Manager of each Series and will manage each property that a Series acquires.

Emerging Growth Company

If the company becomes subject to the ongoing reporting requirements of the Exchange Act, we will qualify as an "emerging growth company" under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
  submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three year period.

Operating Results - Six Months Ended June 30, 2026 and 2025

Revenues are generated at the series level. For the period ended June 30, 2026 and 2025, the Series aggregated together generated $198,614 and $120,975 in revenues, respectively.

These revenues were generated by rental income across each Series as set out below:

Series	Gross Rental Income as of June 30, 2026	Gross Rental Income as of June 30, 2025
#TPVS2	$ 13,755	$ 13,040
#ESMYO	$ 5,066	$ 5,284
#6MWZZ	$ 9,000	$ 7,900
#ICBTL	$ 17,384	$ 16,326
#NETKE	$ 10,470	$ 10,470
#BULMO	$ 19,640	$ 19,200
#DJGLA	$ 16,213	$ 16,224
#HEEMV	$ 16,037	$ 17,147
#8S8XK	$ 8,400	$ 0
#IDUG0	$ 8,400	$ 0
#LOZV7	$ 9,000	$ 0
#9WWAJ	$ 23,076	$ 15,384
#JVI51	$ 15,900	$ 0
#UZMTK	$ 15,635	$ 0
#PJI26	$ 10,639	$ 0

Over this same period, each series incurred expenses from operations of the series, as well as professional expenses related to undertaking the Series offering. Expenses from operations of the properties, such as utilities, repairs and maintenance, insurance, and property tax amounted to:

Series	Expenses Relating to Operating of the Property as of June 30, 2026	Expenses Relating to Operating of the Property as of June 30, 2025
#TPVS2	$ 5,933	$ 6,909
#ESMYO	$ 4,486	$ 1,982
#6MWZZ	$ 2,806	$ 2,406
#ICBTL	$ 9,132	$ 6,012
#NETKE	$ 2,563	$ 2,216
#BULMO	$ 7,316	$ 7,498
#DJGLA	$ 8,751	$ 5,550
#HEEMV	$ 10,022	$ 7,361
#8S8XK	$ 2,510	$ 2,365
#IDUG0	$ 2,542	$ 2,366
#LOZV7	$ 2,620	$ 2,419
#9WWAJ	$ 6,585	$ 4,436
#JVI51	$ 6,121	$ 338
#UZMTK	$ 5,487	$ (84)
#PJI26	$ 4,783	$ 0

When including all expenses, such as legal and professional fees, general and administrative expenses, depreciation, and interest expense to Ark7, against revenues during this period, resulted in net income of the following:

Series	Net Income (Loss) as of June 30, 2026	Net Income (Loss) as of June 30, 2025
#TPVS2	$ 4,183	$ 2,285
#ESMYO	$ (2,005)	$ (21,895)
#6MWZZ	$ 2,029	$ (21,654)
#ICBTL	$ 4,474	$ 6,445
#NETKE	$ 5,423	$ (19,019)
#BULMO	$ 6,453	$ (49,470)
#DJGLA	$ 4,820	$ (19,964)
#HEEMV	$ 2,289	$ (18,570)
#8S8XK	$ 2,218	$ (11,944)
#IDUG0	$ (19,302)	$ (14,387)
#LOZV7	$ 2,320	$ (15,824)
#9WWAJ	$ 12,147	$ (3,047)
#JVI51	$ 5,128	$ (338)
#UZMTK	$ (31,241)	$ 84
#PJI26	$ (22,538)	$ 0

Liquidity and Capital Resources

Each Series has allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses. As of June 30, 2026, the balance of the property management reserve by Series was:

Series	Cash and Property Management Reserve as of June 30, 2026
#TPVS2	$ 1,999
#ESMYO	$ (49)
#6MWZZ	$ 276
#ICBTL	$ 11,680
#NETKE	$ 3,788
#BULMO	$ 5,128
#DJGLA	$ 11,233
#HEEMV	$ 10,586
#8S8XK	$ 3,381
#IDUG0	$ 4,683
#LOZV7	$ 4,928
#9WWAJ	$ 4,663
#JVI51	$ 11,462
#UZMTK	$ 5,414
#PJI26	$ 3,803

An additional $0 of cash is held by Ark7 Properties Advance LLC that is not assigned to a specific series.

Down Payment Loan Payables

The Parent Company provide initial funding required for property acquisitions and structured this as a down payment loan to APAL and its series. Borrowers are authorized to use the Parent Company's bank checking account for property acquisition purpose.

Series #6MWZZ

On October 8, 2024, the APAL - Series #6MWZZ executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #6MWZZ borrowed $220,000 at 10% interest with a maturity of October 7, 2025. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $1,477, respectively.

Series #8S8XK

On January 9, 2025, the APAL - Series #8S8XK executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #8S8XK borrowed $220,000 at 10% interest with a maturity of January 8, 2026. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $6,600, respectively.

Series #9WWAJ

On February 28, 2025, the APAL - Series #9WWAJ executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #9WWAJ borrowed $290,000 at 10% interest with a maturity of February 27, 2026. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $9,773, respectively.

Series #BULMO

On August 19, 2024, the APAL - Series #BULMO executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #BULMO borrowed $640,000 at 10% interest with a maturity of August 18, 2025. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #DJGLA

On September 26, 2024, the APAL - Series #DJGLA executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #DJGLA borrowed $255,000 at 10% interest with a maturity of September 25, 2025. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $3,544, respectively.

Series #ESMYO

On October 8, 2024, the APAL - Series #ESMYO executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #ESMYO borrowed $230,000 at 10% interest with a maturity of October 7, 2025. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #HEEMV

On September 26, 2024, the APAL - Series #HEEMV executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #HEEMV borrowed $260,000 at 10% interest with a maturity of September 25, 2025. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $890, respectively.

Series #ICBTL

On August 9, 2024, the APAL - Series #ICBTL executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #ICBTL borrowed $280,000 at 10% interest with a maturity of August 8, 2025. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #IDUG0

On January 9, 2025, the APAL - Series #IDUG0 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #IDUG0 borrowed $220,000 at 10% interest with a maturity of January 8, 2026. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $9,044, respectively.

Series #JVI51

On July 30, 2025, the APAL - Series #JVI51 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #JVI51 borrowed $430,000 at 10% interest with a maturity of July 29, 2026. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #LOZV7

On January 9, 2025, the APAL - Series #LOZV7 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #LOZV7 borrowed $220,000 at 10% interest with a maturity of January 8, 2026. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $10,427, respectively.

Series #NETKE

On September 20, 2024, the APAL - Series #NETKE executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #NETKE borrowed $250,000 at 10% interest with a maturity of September 19, 2025. The loan was paid off in 2025, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #PJI26

On January 7, 2026, the APAL - Series #PJI26 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #PJI26 borrowed $450,000 at 10% interest with a maturity of January 6, 2027. The loan was paid off in 2026, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $450,000 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $21,575 and $0, respectively.

Series #TPVS2

On October 12, 2023, the APAL - Series #TPVS2 executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #TPVS2 borrowed $230,000 at 10% interest with a maturity of October 11, 2024. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #UZMTK

On August 11, 2025, the APAL - Series #UZMTK executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APAL - Series #UZMTK borrowed $420,000 at 10% interest with a maturity of August 10, 2026. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $22,511 and $236,701, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $1,574 and $0, respectively.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

  Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.
  The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.
  Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARK7 PROPERTIES ADVANCE LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

For the six months ended June 30, 2026 and 2025

Ark7 Properties Advance LLC

Consolidated Balance Sheet

As of June 30, 2026 and December 31, 2025

Description	June 30, 2026	December 31, 2025
Assets
Current Assets
Cash and cash equivalents	$ 1,304,172	$ 420,847
Receivables	1,500	-
Related party receivables	947,204	526,159
Prepaid expenses	78,485	30,487
Total Current Assets	2,331,361	977,493
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	4,548,357	4,095,893
Property, plant, and equipment - Accumulated Depreciation	(195,896)	(130,169)
Total Property, plant, and equipment	4,352,461	3,965,725
Total Noncurrent Assets	4,352,461	3,965,725
Total Assets	6,683,822	4,943,218

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	90,574	29,743
Current portion of mortgage payable	29,348	23,630
Related party payables	(0)	(0)
Other liabilities, current	14,430	14,458
Total Current Liabilities	134,352	67,830
Noncurrent Liabilities
Mortgage payable	2,575,193	970,412
Total Noncurrent Liabilities	2,575,193	970,412
Total Liabilities	2,709,545	1,038,243

Member's Equity
Equity
Members' Equity	4,465,268	4,312,310
Retained Earnings (Accumulated Deficit)	(490,991)	(407,335)
Total Equity	3,974,277	3,904,975
Total Member's Equity	3,974,277	3,904,975
Total Liabilities & Members' Equity	$ 6,683,822	$ 4,943,218

Ark7 Properties Advance LLC

Consolidated Statement of Income

For the six months ended June 30, 2026 and 2025

Description	June 30, 2026	June 30, 2025
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ 197,974	$ 120,975
Other rental fees	640	-
Total Gross Profit (Loss)	198,614	120,975
Operating Expenses
General and administrative expenses	97,043	198,192
Depreciation and amortization expenses	66,651	45,405
Property tax and state fee	50,261	23,816
Total Operating Expenses	213,955	267,414
Operating Income (Loss)	(15,341)	(146,438)
Other Income (Loss)
Interest expense	(68,315)	(1,546)
Interest expense, related party	(0)	-
Other income (expense)	-	-
Total Other Income (Loss)	(68,315)	(1,546)
Total Net Income (Loss)	$ (83,656)	$ (147,985)

Ark7 Properties Advance LLC

Consolidated Statement of Members' Equity

For the six months ended June 30, 2026 and 2025

Description	June 30, 2026	June 30, 2025
Balance at the beginning of the period	$ 3,904,975	$ 1,926,989
Equity Contribution	279,363	998,300
Net Income (Loss)	(83,656)	(147,985)
Distribution	(126,405)	(69,930)
Balance at the end of the period	$ 3,974,277	$ 2,707,374

Ark7 Properties Advance LLC

Consolidated Statement of Cash Flows

For the six months ended June 30, 2026 and 2025

Description	June 30, 2026	June 30, 2025
Cash Flows From Operating Activities
Net Income (Loss)	$ (83,656)	$ (147,985)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	66,651	45,405
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	(1,500)	(2,646)
Related party receivables	(1,709,576)
Prepaid expenses	(47,998)	(56,973)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	55,385	40,487
Related party payables	1,234,777	155,609
Other liabilities	(28)	5,260
Net Cash Provided by (Used in) Operating Activities	(485,945)	39,157
Cash Flows from Investing Activities
Purchase of property, plant, and equipment	(452,464)	(956,675)
Cash Flows from Financing Activities
Proceeds from issuance of debt	1,668,776
Repayment of related party debt		-
Proceeds from private offerings	279,363	998,300
Distributions to partners	(126,405)	(69,930)
Net Cash Provided by (Used in) Financing Activities	1,821,733	1,299,631
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	883,325	382,113
Cash, Cash Equivalents, and Restricted Cash at the beginning of the period	420,847	16,428
Cash, Cash Equivalents, and Restricted Cash at the end of the period	1,304,172	398,541

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ 68,315	$ 1,546

Ark7 Properties Advance LLC

Consolidated and consolidating Balance Sheet

As of June 30, 2026

Description	Ark7 Properties Advance LLC	Ark7 Properties Advance LLC - Series #6MWZZ	Ark7 Properties Advance LLC - Series #8S8XK	Ark7 Properties Advance LLC - Series #9WWAJ	Ark7 Properties Advance LLC - Series #BULMO	Ark7 Properties Advance LLC - Series #DJGLA	Ark7 Properties Advance LLC - Series #ESMYO	Ark7 Properties Advance LLC - Series #HEEMV	Ark7 Properties Advance LLC - Series #ICBTL	Ark7 Properties Advance LLC - Series #IDUG0
Assets
Current Assets
Cash and cash equivalents	$ 1,221,196	$ 276	$ 3,381	$ 4,663	$ 5,128	$ 11,233	$ (49)	$ 10,586	$ 11,680	$ 4,683
Receivables	$ 1,500	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Related party receivables	(1,571,942)	115,674	87,836	304,537	350,734	115,035	125,369	85,938	133,707	107,241
Prepaid expenses	-	5,479	3,279	6,384	1,035	11,370	4,180	10,289	9,512	3,133
Total Current Assets	(349,245)	121,429	94,496	315,584	356,896	137,638	129,500	106,813	154,900	115,057
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	-	234,839	217,351	293,808	634,047	250,431	231,914	255,892	270,521	217,200
Property, plant, and equipment - Accumulated Depreciation	-	(11,933)	(9,282)	(11,424)	(34,392)	(12,799)	(11,635)	(13,051)	(14,803)	(9,271)
Total Property, plant, and equipment	-	222,906	208,069	282,384	599,655	237,632	220,279	242,841	255,718	207,929
Total Noncurrent Assets	-	222,906	208,069	282,384	599,655	237,632	220,279	242,841	255,718	207,929
Total Assets	(349,245)	344,335	302,564	597,968	956,552	375,270	349,779	349,654	410,617	322,986

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	90,574	-	-	-	-	-	-	-	-	-
Current portion of mortgage payable	-	1,681	1,379	2,024	3,584	1,735	1,436	1,196	1,647	1,602
Related party payables	(472,511)	-	-	-	-	-	-	-	-	-
Other liabilities, current	-	-	-	-	3,700	-	-	-	-	-
Total Current Liabilities	(381,936)	1,681	1,379	2,024	7,284	1,735	1,436	1,196	1,647	1,602
Noncurrent Liabilities
Mortgage payable	-	128,042	106,667	194,195	364,870	137,726	137,632	108,900	154,218	128,133
Total Noncurrent Liabilities	-	128,042	106,667	194,195	364,870	137,726	137,632	108,900	154,218	128,133
Total Liabilities	(381,936)	129,723	108,046	196,218	372,154	139,461	139,068	110,096	155,865	129,736

Member's Equity
Equity
Members' Equity	-	241,418	233,691	421,470	649,596	262,233	242,078	269,316	280,884	236,288
Retained Earnings (Accumulated Deficit)	32,691	(26,806)	(39,172)	(19,720)	(65,198)	(26,425)	(31,367)	(29,758)	(26,131)	(43,038)
Total Equity	32,691	214,612	194,519	401,750	584,398	235,809	210,710	239,558	254,753	193,250
Total Member's Equity	32,691	214,612	194,519	401,750	584,398	235,809	210,710	239,558	254,753	193,250
Total Liabilities & Members' Equity	$ (349,245)	$ 344,335	$ 302,564	$ 597,968	$ 956,552	$ 375,270	$ 349,779	$ 349,654	$ 410,617	$ 322,986

Description	Ark7 Properties Advance LLC - Series #JVI51	Ark7 Properties Advance LLC - Series #LOZV7	Ark7 Properties Advance LLC - Series #NETKE	Ark7 Properties Advance LLC - Series #PJI26	Ark7 Properties Advance LLC - Series #QXU34	Ark7 Properties Advance LLC - Series #TPVS2	Ark7 Properties Advance LLC - Series #UZMTK	Total
Assets
Current Assets
Cash and cash equivalents	$ 11,462	$ 4,928	$ 3,788	$ 3,803	$ -	$ 1,999	$ 5,414	$ 1,304,172
Receivables	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,500
Related party receivables	218,091	107,693	150,880	242,118	(229)	135,380	239,142	947,204
Prepaid expenses	5,245	3,786	2,079	6,804	115	880	4,915	78,485
Total Current Assets	234,798	116,408	156,747	252,725	(114)	138,258	249,471	2,331,361
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	430,300	217,337	246,859	433,726	-	217,700	396,433	4,548,357
Property, plant, and equipment - Accumulated Depreciation	(11,491)	(9,277)	(12,769)	(6,030)	-	(17,531)	(10,207)	(195,896)
Total Property, plant, and equipment	418,809	208,060	234,090	427,696	-	200,169	386,225	4,352,461
Total Noncurrent Assets	418,809	208,060	234,090	427,696	-	200,169	386,225	4,352,461
Total Assets	653,607	324,468	390,837	680,421	(114)	338,427	635,696	6,683,822

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	-	-	-	-	-	-	-	90,574
Current portion of mortgage payable	2,619	1,675	1,549	3,120	-	1,594	2,505	29,348
Related party payables	-	-	-	450,000	-	-	22,511	(0)
Other liabilities, current	-	-	1,450	2,000	-	5,280	2,000	14,430
Total Current Liabilities	2,619	1,675	2,999	455,120	-	6,874	27,015	134,352
Noncurrent Liabilities
Mortgage payable	235,419	133,458	145,003	249,839	-	126,817	224,275	2,575,193
Total Noncurrent Liabilities	235,419	133,458	145,003	249,839	-	126,817	224,275	2,575,193
Total Liabilities	238,038	135,133	148,002	704,959	-	133,692	251,291	2,709,545

Member's Equity
Equity
Members' Equity	459,159	238,073	256,981	-	-	237,759	436,323	4,465,268
Retained Earnings (Accumulated Deficit)	(43,589)	(48,738)	(14,146)	(24,538)	(114)	(33,024)	(51,918)	(490,991)
Total Equity	415,570	189,335	242,835	(24,538)	(114)	204,736	384,405	3,974,277
Total Member's Equity	415,570	189,335	242,835	(24,538)	(114)	204,736	384,405	3,974,277
Total Liabilities & Members' Equity	$ 653,607	$ 324,468	$ 390,837	$ 680,421	$ (114)	$ 338,427	$ 635,696	$ 6,683,822

Ark7 Properties Advance LLC

Consolidated and consolidating Statement of Income

For the six months ended June 30, 2026

Description	Ark7 Properties Advance LLC	Ark7 Properties Advance LLC - Series #6MWZZ	Ark7 Properties Advance LLC - Series #8S8XK	Ark7 Properties Advance LLC - Series #9WWAJ	Ark7 Properties Advance LLC - Series #BULMO	Ark7 Properties Advance LLC - Series #DJGLA	Ark7 Properties Advance LLC - Series #ESMYO	Ark7 Properties Advance LLC - Series #HEEMV	Ark7 Properties Advance LLC - Series #ICBTL	Ark7 Properties Advance LLC - Series #IDUG0
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ -	$ 9,000	$ 8,400	$ 23,076	$ 19,400	$ 16,213	$ 4,666	$ 16,037	$ 17,384	$ 8,400
Other rental fees	-	-	-	-	240	-	400	-	-	-
Total Gross Profit (Loss)	-	9,000	8,400	23,076	19,640	16,213	5,066	16,037	17,384	8,400
Operating Expenses
General and administrative expenses	25	1,154	852	3,568	1,564	6,841	2,813	8,157	7,872	22,247
Depreciation and amortization expenses	-	3,572	3,175	4,319	9,264	3,740	3,432	3,746	3,967	3,169
Property tax and state fee	300	2,806	2,490	5,047	6,116	2,276	2,249	2,207	1,605	2,491
Total Operating Expenses	325	7,532	6,516	12,933	16,944	12,858	8,494	14,111	13,444	27,907
Operating Income (Loss)	(325)	1,468	1,884	10,143	2,696	3,355	(3,428)	1,926	3,940	(19,507)
Other Income (Loss)
Interest income, related party	(82,766)	2,687	2,298	9,398	18,314	6,136	6,669	3,447	4,927	2,774
Interest expense	-	(2,126)	(1,963)	(7,393)	(14,557)	(4,671)	(5,247)	(3,084)	(4,393)	(2,569)
Interest expense, related party	23,150	-	-	-	-	-	-	-	-	-
Other income (expense)	-	-	-	-	-	-	-	-	-	-
Total Other Income (Loss)	(59,616)	561	334	2,005	3,757	1,465	1,423	363	534	205
Total Net Income (Loss)	$ (59,941)	$ 2,029	$ 2,218	$ 12,147	$ 6,453	$ 4,820	$ (2,005)	$ 2,289	$ 4,474	$ (19,302)

Description	Ark7 Properties Advance LLC - Series #JVI51	Ark7 Properties Advance LLC - Series #LOZV7	Ark7 Properties Advance LLC - Series #NETKE	Ark7 Properties Advance LLC - Series #PJI26	Ark7 Properties Advance LLC - Series #QXU34	Ark7 Properties Advance LLC - Series #TPVS2	Ark7 Properties Advance LLC - Series #UZMTK	Total
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ 15,900	$ 9,000	$ 10,470	$ 10,639	$ -	$ 13,755	$ 15,635	$ 197,974
Other rental fees	-	-	-	-	-	-	-	640
Total Gross Profit (Loss)	15,900	9,000	10,470	10,639	-	13,755	15,635	198,614
Operating Expenses
General and administrative expenses	(531)	1,118	852	1,073	114	4,162	35,161	97,043
Depreciation and amortization expenses	6,288	3,177	3,675	6,030	-	3,293	5,806	66,651
Property tax and state fee	5,912	2,599	2,045	4,454	-	2,472	5,192	50,261
Total Operating Expenses	11,669	6,894	6,571	11,558	114	9,928	46,158	213,955
Operating Income (Loss)	4,231	2,106	3,899	(919)	(114)	3,828	(30,524)	(15,341)
Other Income (Loss)
Interest income, related party	7,268	2,900	7,144	-	-	1,850	6,952	0
Interest expense	(6,372)	(2,686)	(5,620)	(44)	-	(1,495)	(6,095)	(68,315)
Interest expense, related party	-	-	-	(21,575)	-	-	(1,574)	(0)
Other income (expense)	-	-	-	-	-	-	-	-
Total Other Income (Loss)	896	214	1,524	(21,620)	-	355	(717)	(68,315)
Total Net Income (Loss)	$ 5,128	$ 2,320	$ 5,423	$ (22,538)	$ (114)	$ 4,183	$ (31,241)	$ (83,656)

Ark7 Properties Advance LLC

Consolidated and consolidating Statement of Members' Equity

For the six months ended June 30, 2026

Description	Ark7 Properties Advance LLC	Ark7 Properties Advance LLC - Series #6MWZZ	Ark7 Properties Advance LLC - Series #8S8XK	Ark7 Properties Advance LLC - Series #9WWAJ	Ark7 Properties Advance LLC - Series #BULMO	Ark7 Properties Advance LLC - Series #DJGLA	Ark7 Properties Advance LLC - Series #ESMYO	Ark7 Properties Advance LLC - Series #HEEMV	Ark7 Properties Advance LLC - Series #ICBTL	Ark7 Properties Advance LLC - Series #IDUG0
Balance at January 01, 2026	$ 92,631	$ 215,930	$ 197,665	$ 406,145	$ 592,626	$ 240,598	$ 216,787	$ 244,951	$ 256,727	$ 218,021
Equity Contribution	-	2,450	-	341	1,514	-	-	-	2,612	10
Net Income (Loss)	(59,941)	2,029	2,218	12,147	6,453	4,820	(2,005)	2,289	4,474	(19,302)
Distribution	-	(5,797)	(5,364)	(16,884)	(16,195)	(9,610)	(4,072)	(7,682)	(9,060)	(5,478)
Balance at June 30, 2026	$ 32,691	$ 214,612	$ 194,519	$ 401,750	$ 584,398	$ 235,809	$ 210,710	$ 239,558	$ 254,753	$ 193,250

Description	Ark7 Properties Advance LLC - Series #JVI51	Ark7 Properties Advance LLC - Series #LOZV7	Ark7 Properties Advance LLC - Series #NETKE	Ark7 Properties Advance LLC - Series #PJI26	Ark7 Properties Advance LLC - Series #QXU34	Ark7 Properties Advance LLC - Series #TPVS2	Ark7 Properties Advance LLC - Series #UZMTK	Total
Balance at January 01, 2026	$ 423,084	$ 192,541	$ 246,579	$ (2,000)	$ -	$ 207,720	$ 154,970	$ 3,904,975
Equity Contribution	-	16	-	-	-	-	272,420	279,363
Net Income (Loss)	5,128	2,320	5,423	(22,538)	(114)	4,183	(31,241)	(83,656)
Distribution	(12,642)	(5,543)	(9,167)	-	-	(7,167)	(11,745)	(126,405)
Balance at June 30, 2026	$ 415,570	$ 189,335	$ 242,835	$ (24,538)	$ (114)	$ 204,736	$ 384,405	$ 3,974,277

Ark7 Properties Advance LLC

Consolidated and consolidating Statement of Cash Flows

For the six months ended June 30, 2026

Description	Ark7 Properties Advance LLC	Ark7 Properties Advance LLC - Series #6MWZZ	Ark7 Properties Advance LLC - Series #8S8XK	Ark7 Properties Advance LLC - Series #9WWAJ	Ark7 Properties Advance LLC - Series #BULMO	Ark7 Properties Advance LLC - Series #DJGLA	Ark7 Properties Advance LLC - Series #ESMYO	Ark7 Properties Advance LLC - Series #HEEMV	Ark7 Properties Advance LLC - Series #ICBTL	Ark7 Properties Advance LLC - Series #IDUG0
Cash Flows From Operating Activities
Net Income (Loss)	$ (59,941)	$ 2,029	$ 2,218	$ 12,147	$ 6,453	$ 4,820	$ (2,005)	$ 2,289	$ 4,474	$ (19,302)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	-	3,572	3,175	4,319	9,264	3,740	3,432	3,746	3,967	3,169
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	(1,500)	-	-	-	-	-	-	-	-	-
Related party receivables	(235,810)	(124,774)	(101,039)	2,155	(2,721)	19,097	3,849	(86,433)	(135,086)	(99,702)
Prepaid expenses	-	(3,916)	(1,754)	(3,920)	1,906	(7,152)	1,022	(8,898)	(8,250)	(1,777)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	55,385	-	-	-	-	-	-	-	-	-
Related party payables	1,058,168	(4,687)	(4,995)	-	-	-	-	(4,728)	(5,991)	(4,687)
Other liabilities	-	-	-	-	-	-	(1,600)	-	-	-
Net Cash Provided by (Used in) Operating Activities	816,303	(127,776)	(102,396)	14,702	14,901	20,505	4,698	(94,024)	(140,885)	(122,300)
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable
Related party loans and notes receivable issued
Purchase of property, plant, and equipment	-	(1,873)	(1,859)	-	-	-	-	(2,479)	(2,775)	(1,933)
Cash Flows from Financing Activities
Proceeds from issuance of debt		134,371	112,999	(952)	(1,680)	(687)	(675)	114,771	161,789	134,384
Payments for debt issuance costs
Repayment of debt
Proceeds from issuance of related party debt
Repayment of related party debt	-
Proceeds from private offerings	-	2,450	-	341	1,514	-	-	-	2,612	10
Distributions to partners	-	(5,797)	(5,364)	(16,884)	(16,195)	(9,610)	(4,072)	(7,682)	(9,060)	(5,478)
Net Cash Provided by (Used in) Financing Activities	-	131,024	107,635	(17,494)	(16,361)	(10,298)	(4,747)	107,089	155,340	128,916
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	816,303	1,375	3,381	(2,793)	(1,460)	10,207	(49)	10,586	11,680	4,683
Cash, Cash Equivalents, and Restricted Cash at January 01, 2026	404,894	(1,099)	-	7,456	6,588	1,026	-	-	-	-
Cash, Cash Equivalents, and Restricted Cash at June 30, 2026	1,221,196	276	3,381	4,663	5,128	11,233	(49)	10,586	11,680	4,683

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ -	$ 2,126	$ 1,963	$ 7,393	$ 14,557	$ 4,671	$ 5,247	$ 3,084	$ 4,393	$ 2,569

Description	Ark7 Properties Advance LLC - Series #JVI51	Ark7 Properties Advance LLC - Series #LOZV7	Ark7 Properties Advance LLC - Series #NETKE	Ark7 Properties Advance LLC - Series #PJI26	Ark7 Properties Advance LLC - Series #QXU34	Ark7 Properties Advance LLC - Series #TPVS2	Ark7 Properties Advance LLC - Series #UZMTK	Total
Cash Flows From Operating Activities
Net Income (Loss)	$ 5,128	$ 2,320	$ 5,423	$ (22,538)	$ (114)	$ 4,183	$ (31,241)	$ (83,656)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	6,288	3,177	3,675	6,030	-	3,293	5,806	66,651
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	-	-	-	-	-	-	-	(1,500)
Related party receivables	(220,381)	(125,841)	3,961	(244,347)	229	(126,580)	(236,153)	(1,709,576)
Prepaid expenses	(2,857)	(2,324)	(915)	(6,575)	(115)	(152)	(2,320)	(47,998)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	-	-	-	-	-	-	-	55,385
Related party payables	(7,422)	(5,404)	-	442,859	-	(6,135)	(222,203)	1,234,777
Other liabilities	-	-	-	2,000	-	45	(473)	(28)
Net Cash Provided by (Used in) Operating Activities	(219,244)	(128,072)	12,143	177,429	-	(125,346)	(486,583)	(485,945)
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable
Related party loans and notes receivable issued
Purchase of property, plant, and equipment	(2,956)	(1,966)	-	(433,726)	-	-	(2,897)	(452,464)
Cash Flows from Financing Activities
Proceeds from issuance of debt	245,376	140,492	(728)	260,100	-	134,512	234,704	1,668,776
Payments for debt issuance costs
Repayment of debt
Proceeds from issuance of related party debt
Repayment of related party debt
Proceeds from private offerings	-	16	-	-	-	-	272,420	279,363
Distributions to partners	(12,642)	(5,543)	(9,167)	-	-	(7,167)	(11,745)	(126,405)
Net Cash Provided by (Used in) Financing Activities	232,735	134,965	(9,895)	260,100	-	127,345	495,379	1,821,733
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	10,535	4,928	2,248	3,803	-	1,999	5,899	883,325
Cash, Cash Equivalents, and Restricted Cash at January 01, 2026	928	-	1,540	-	-	-	(485)	420,847
Cash, Cash Equivalents, and Restricted Cash at June 30, 2026	11,462	4,928	3,788	3,803	-	1,999	5,414	1,304,172

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ 6,372	$ 2,686	$ 5,620	$ 44	$ -	$ 1,495	$ 6,095	$ 68,315

ARK7 PROPERTIES ADVANCE LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Ark7 Properties Advance LLC (the "APAL") is a Delaware series limited liability company wholly owned by Ark7 Inc. (the "Parent Company"). The APAL was formed on October 12, 2023, in accordance with the Limited Liability Company Act (LLCA) of the state of Delaware. The APAL has registered 15 Series Delaware limited liability companies (the "Series Companies"), each of which will be used as an investment vehicle that intends to enable investors to own fractional ownership of a specific rental property. This lowers the cost of entry and minimizes the time commitment for real estate investing. An investment in the APAL entitles the investor to the potential economic benefits normally associated with direct property ownership while requiring no investor involvement in asset or property management.

Series	Carrier	Property Address	Registration Date
TPVS2	Chicago-C4	20 N State St, Unit 307, Chicago, IL 60602	October 12, 2023
ESMYO	DFW-S16	177 E Sweden St, Walnut Springs, TX 76690	July 26, 2024
6MWZZ	DFW-S17	112 W Sweden St, Walnut Springs, TX 76690	July 26, 2024
ICBTL	Atlanta-C8	215 Piedmont Ave NE, Unit 1503, Atlanta, GA 30308	July 30, 2024
NETKE	Atlanta-T5	1986 Old Dogwood, Jonesboro, GA 30238	July 30, 2024
BULMO	SoCal-S18	27308 Barre Dr, Menifee, CA 92584	July 30, 2024
DJGLA	Atlanta-C10	215 Piedmont Ave NE, #902, Atlanta, GA 30308	August 30, 2024
HEEMV	Atlanta-C9	215 Piedmont Ave NE, #609, Atlanta, GA 30308	August 30, 2024
8S8XK	DFW-T6	202 Henderson St, Bonham, TX 75418	December 18, 2024
IDUG0	DFW-T7	204 Henderson St, Bonham, TX 75418	December 18, 2024
LOZV7	DFW-T8	208 Henderson St, Bonham, TX 75418	December 18, 2024
9WWAJ	DFW-S19	1009 Hanover Dr, Forney, TX 75126	February 5, 2025
JVI51	DFW-S20	521 Big Horn Pass, Denton, TX 76210	July 7, 2025
UZMTK	DFW-S21	3513 San Lucas Ln, Denton, TX 76208	July 7, 2025
PJI26	DFW-S22	2705 Willow Ln, Melissa, TX 75454	December 16, 2025

Management's Plan and Going Concerns

The accompanying consolidated and consolidating financial statements have been prepared under the assumption that APAL will continue as a going concern. While APAL has faced operating losses and has not yet reached a level of revenue sufficient to cover its operating costs, management continued to raise new capital, with capital contributions of $279,363 during the six months ended June 30, 2026. For the six months ended June 30, 2026, APAL incurred a net loss of $83,656, compared with a net loss of $147,985 for the six months ended June 30, 2025, reflecting higher rental income and lower general and administrative expenses, partly offset by interest expense on new mortgage loans.

Although recurring operational challenges remain, management is focused on addressing these with a proactive approach. The Company recognizes that achieving long-term financial stability requires strategic improvements in operational performance, and it is fully committed to executing plans that will lead to sustained profitability. The accompanying financial statements have been prepared without adjustments based on these ongoing efforts, which are aimed at ensuring the Company's long-term success. As of June 30, 2026 and December 31, 2025, APAL's accumulated deficit amounted to $490,991 and $407,335, respectively.

These conditions highlight certain challenges that may create uncertainty regarding APAL's ability to continue as a going concern. However, the company is actively addressing these factors and is well-positioned to overcome them. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Statement of compliance

The accompanying consolidated and consolidating financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated and consolidating financial statements include the accounts of the APAL and its Series Companies. All intercompany balances and transactions are eliminated in consolidation.

These consolidated and consolidating financial statements have been prepared under the historical cost convention, except for evaluating specific financial instruments carried at fair value.

The accompanying interim consolidated and consolidating financial statements are unaudited. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Method of accounting

The consolidated and consolidating financial statement of the APAL is prepared on the accrual basis of accounting. It includes only those assets, liabilities, and results of operations that relate to the business of the APAL.

Use of estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. To the extent that there are material differences between these estimates and actual results, the APAL's financial condition or operating results will be materially affected. The APAL bases its estimates on past experience and other assumptions that the APAL believes are reasonable under the circumstances, and the APAL evaluates those estimates on an ongoing basis.

Functional and presentation currency

Items included in the APAL's consolidated financial statements are estimated using the currency that best reflects the economic substance of the underlying events and circumstances related to the APAL (the "functional currency"). The functional and presentation currency of the accompanying financial statements is US Dollars (the "USD").

Revenue recognition

Rental income is reported on a straight-line basis over the terms of the respective leases. The property rental income for the six months ended June 30, 2026 and 2025 was $197,974 and $120,975, respectively.

The concentration of credit risk

Financial instruments potentially subject the APAL to the concentration of credit risk, primarily cash and tenant receivables. The APAL places its cash with financial institutions, and its balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times, the APAL had a cash balance over the insured amount.

Fair value measurements

FASB ASC 820, "Fair Value Measurements" defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on the exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the APAL. Unobservable inputs are inputs that reflect the APAL's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities that the APAL has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the APAL approximate fair value due to their either relatively short maturities and/or consistency with current market rates.

Property, plant, and equipment

Land is carried at cost. Building, leasehold improvements, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. The building, furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases. Repairs and maintenance are expensed when incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset or group of assets. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is considered impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value. Fair value is generally determined from estimated discounted future net cash flows (for assets held for use) or net realizable value (for assets held for sale). For the six months ended June 30, 2026 and 2025, the APAL has not recognized any impairment losses.

Property, plant and equipment consist of the following as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Buildings and improvements	$ 3,656,605	$ 3,290,251
Furniture and fixtures	$ 2,374	$ 2,374
Land	$ 889,378	$ 803,268
Property, plant, and equipment, gross	4,548,357	4,095,893
Less: Buildings and improvements - Accumulated Depreciation	(195,401)	(129,909)
Furniture and fixtures - Accumulated Depreciation	(495)	(260)
Property, plant, and equipment	$ 4,352,461	$ 3,965,725

Estimated useful life for buildings and improvements is 27.5 years.

Depreciation expenses for the six months ended June 30, 2026 and 2025 was $66,651 and $45,405, respectively.

Lease accounting

According to the recently adopted Accounting Standards Updated ("ASU") No. 2016-02, Leases (Topic 842) ("ASU 2016- 02" or "ASC 842"), the APAL determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. As of June 30, 2026 and December 31, 2025, the APAL had no long-term leases.

Income taxes

The APAL is taxed as a Limited Liability Company (LLC). Under these provisions, the APAL does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the APAL's taxable income.

Each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. For this offering of series interests to investors, each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. This means that the Series will owe corporate income tax on its profits and will report these profits and losses for tax purposes at the corporate level. The Series will distribute dividends to investors from the net profits after taxes, subject to our Managing Member's discretion regarding the retention of funds for future working capital needs. Consequently, investors may receive dividend distributions when profits are realized and taxes are paid at the corporate level, which could be independent of the actual cash distributions made to investors.

Distributions per unit

Distributions per unit of each Series, calculated as the distributions made by the Series during the period divided by its outstanding units, were as follows:

Series	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
#TPVS2	$ 2.71	$ 2.38
#ESMYO	$ 1.57	$ 3.03
#6MWZZ	$ 2.25	$ 1.98
#ICBTL	$ 2.92	$ 2.59
#NETKE	$ 3.22	$ 2.91
#BULMO	$ 2.28	$ 2.09
#DJGLA	$ 3.37	$ 2.25
#HEEMV	$ 2.65	$ 2.36
#8S8XK	$ 2.15	$ 1.72
#IDUG0	$ 2.19	$ 0.80
#LOZV7	$ 2.22	$ 0.00
#9WWAJ	$ 3.75	$ 0.00
#JVI51	$ 0.53	$ 0.00
#UZMTK	$ 0.52	$ 0.00
#PJI26	$ 0.00	$ 0.00

NOTE 2: PROPERTY MANAGEMENT RESERVES

Multiple Series Companies have allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses.

As of June 30, 2026 and December 31, 2025, the balance of the property management reserve was $82,976 and $15,954, respectively, and is included in cash and cash equivalents on the accompanying balance sheet.

NOTE 3: MORTGAGE PAYABLES

Series #TPVS2

On April 24, 2026, the APAL - Series TPVS2 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series TPVS2 borrowed $ 134,640.00 at 6.250% interest with a maturity of April 30, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $128,411 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $1,495.

Series #ESMYO

On August 28, 2025, the APAL - Series ESMYO executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series ESMYO borrowed $ 143,000.00 at 7.375% interest with a maturity of August 31, 2055. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $139,068 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $5,247.

Series #6MWZZ

On March 27, 2026, the APAL - Series 6MWZZ executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series 6MWZZ borrowed $ 134,640.00 at 5.990% interest with a maturity of March 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $129,723 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $2,126.

Series #BULMO

On June 10, 2025, the APAL - Series BULMO executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series BULMO borrowed $ 378,000.00 at 7.750% interest with a maturity of June 30, 2055. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $368,454 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $14,557.

Series #ICBTL

On February 11, 2026, the APAL - Series ICBTL executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series ICBTL borrowed $ 162,180.00 at 7.125% interest with a maturity of February 29, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $155,865 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $4,393.

Series #NETKE

On July 8, 2025, the APAL - Series NETKE executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series NETKE borrowed $ 153,300.00 at 7.375% interest with a maturity of July 31, 2055. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $146,552 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $5,620.

Series #DJGLA

On December 28, 2025, the APAL - Series DJGLA executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series DJGLA borrowed $ 146,880.00 at 6.375% interest with a maturity of December 31, 2055. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $139,461 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $4,671.

Series #HEEMV

On February 11, 2026, the APAL - Series HEEMV executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series HEEMV borrowed $ 115,056.00 at 6.999% interest with a maturity of February 29, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $110,096 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $3,084.

Series #8S8XK

On February 19, 2026, the APAL - Series 8S8XK executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series 8S8XK borrowed $ 113,220.00 at 6.125% interest with a maturity of March 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $108,046 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $1,963.

Series #IDUG0

On March 11, 2026, the APAL - Series IDUG0 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series IDUG0 borrowed $ 134,640.00 at 6.250% interest with a maturity of March 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $129,735 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $2,569.

Series #LOZV7

On March 11, 2026, the APAL - Series LOZV7 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series LOZV7 borrowed $ 140,760.00 at 6.250% interest with a maturity of March 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $135,133 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $2,686.

Series #9WWAJ

On August 20, 2025, the APAL - Series 9WWAJ executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series 9WWAJ borrowed $ 201,500.00 at 7.375% interest with a maturity of August 31, 2055. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $196,219 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $7,393.

Series #UZMTK

On February 12, 2026, the APAL - Series UZMTK executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series UZMTK borrowed $ 235,300.00 at 6.875% interest with a maturity of February 29, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $226,780 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $6,095.

Series #JVI51

On February 12, 2026, the APAL - Series JVI51 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series JVI51 borrowed $ 246,000.00 at 6.875% interest with a maturity of February 29, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $238,038 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $6,372.

Series #PJI26

On June 25, 2026, the APAL - Series PJI26 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APAL - Series PJI26 borrowed $ 260,100.00 at 6.125% interest with a maturity of June 30, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $252,959 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $44.

Mortgage interest expenses for the six months ended June 30, 2026 was $68,315.

	June 30, 2026	June 30, 2025
Current Portion of Mortgage Payable	$ 29,348	$ 12,480

Maturities of the mortgage payable are as follows (excluding the net of the finance cost):

Year	Amount
2027	29,348
2028	31,404
2029	33,604
2030	35,961
2031	38,483
Thereafter	2,520,042
Total	$ 2,688,842

NOTE 4: TRANSACTIONS WITH RELATED PARTIES

Amounts due from / (to) Affiliate

The Parent Company advances funds to APAL to cover property acquisition and administrative costs. These advances are non-interest bearing and are due on demand. The outstanding balance with the affiliate as of June 30, 2026 and December 31, 2025 amounted to $947,204 receivable and $526,159 receivable, respectively, and is presented under related party receivables in the accompanying balance sheet. The increase in the receivable during the six months ended June 30, 2026 was mainly due to net intercompany movements during the period.

Property sourcing fee and offering expenses reimbursement

Pursuant to the Operating Agreement the Asset Manager, as consideration for assisting in the sourcing of the Underlying Asset of a Series, to the extent not waived by the Managing Member in its sole discretion, will receive a 3.0% (of the maximum offering amount) Sourcing Fee. The sourcing fee is in connection with the search and negotiation of the property purchase as set forth in the Certificate of Designations for the Series.

The Parent Company assigns offering expenses to each series, which are then set as part of each series' intended Use of Proceeds. The parent company will be reimbursed a fixed amount for each series for offering expenses.

Series #6MWZZ

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $7,740 and $14,140, respectively.

Series #8S8XK

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #9WWAJ

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #BULMO

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $21,300 and $27,700, respectively.

Series #DJGLA

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $8,550 and $14,950, respectively.

Series #ESMYO

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $7,800 and $14,200, respectively.

Series #HEEMV

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $8,700 and $15,100, respectively.

Series #ICBTL

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #IDUG0

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $7,500 and $13,900, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #JVI51

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #LOZV7

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #NETKE

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $8,550 and $14,950, respectively.

Series #TPVS2

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $0 and $0, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Asset management fee

For services performed, the Series will pay an annual Asset Management Fee to the Asset Manager in respect of each fiscal year, 15% of any Free Cash Flows available for distribution pursuant to Article VII of the Operating Agreement. Any such amount will be paid at the same time as, and only if, a distribution is made from the Series to its Members.

Series #6MWZZ

The Series #6MWZZ has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #6MWZZ and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #6MWZZ together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $630 and $469, respectively.

Series #8S8XK

The Series #8S8XK has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #8S8XK and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #8S8XK together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $488 and $0, respectively.

Series #9WWAJ

The Series #9WWAJ has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #9WWAJ and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #9WWAJ together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,615 and $1,077, respectively.

Series #BULMO

The Series #BULMO has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #BULMO and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #BULMO together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $0 and $1,428, respectively.

Series #DJGLA

The Series #DJGLA has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #DJGLA and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #DJGLA together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $0 and $0, respectively.

Series #ESMYO

The Series #ESMYO has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ESMYO and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ESMYO together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $315 and $(112), respectively.

Series #HEEMV

The Series #HEEMV has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #HEEMV and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #HEEMV together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $0 and $0, respectively.

Series #ICBTL

The Series #ICBTL has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #ICBTL and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #ICBTL together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $0 and $0, respectively.

Series #IDUG0

The Series #IDUG0 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #IDUG0 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #IDUG0 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $490 and $0, respectively.

Series #JVI51

The Series #JVI51 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #JVI51 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #JVI51 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $(1,113) and $0, respectively.

Series #LOZV7

The Series #LOZV7 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #LOZV7 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #LOZV7 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $525 and $0, respectively.

Series #NETKE

The Series #NETKE has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #NETKE and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #NETKE together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $0 and $0, respectively.

Series #PJI26

The Series #PJI26 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #PJI26 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #PJI26 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $745 and $0, respectively.

Series #TPVS2

The Series #TPVS2 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #TPVS2 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #TPVS2 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $414 and $432, respectively.

Series #UZMTK

The Series #UZMTK has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #UZMTK and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #UZMTK together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,061 and $0, respectively.

NOTE 5: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on the consolidated financial statements that were available to be issued, which is October 8, 2026 and has determined that there were no material subsequent events that require disclosure in these financial statements.

NOTE 6: APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated and consolidating financial statements have been approved by the management of the APAL and authorized for issue on October 8, 2026.

EXHIBIT INDEX

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Formation of Ark7 Properties Advance LLC*
2.2	Operating Agreement of Ark7 Properties Advance LLC*
3.1	Series #TPVS2 Series Designation*
3.2	Series #ICBTL Series Designation*
3.3	Series #BULMO Series Designation*
3.4	Series #NETKE Series Designation*
3.5	Series #HEEMV Series Designation*
3.6	Series #DJGLA Series Designation*
3.7	Series #ESMYO Series Designation*
3.8	Series #6MWZZ Series Designation*
3.9	Series #8S8XK Series Designation*
3.10	Series #IDUG0 Series Designation*
3.11	Series #LOZV7 Series Designation*
3.12	Series #9WWAJ Series Designation*
3.13	Series #JVI51 Series Designation*
3.14	Series #UZMTK Series Designation*
4.1	Form of Series #[______] Subscription Agreement*
6.1	Form of Lease Agreement*
6.2	Real Estate Purchase Agreement dated October 13, 2023 between Seller and Series #TPVS2*
6.3	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #TPVS2*
6.4	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #TPVS2*
6.5	Real Estate Purchase Agreement dated August 09, 2024 between Seller and Series #ICBTL*
6.6	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #ICBTL*
6.7	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #ICBTL*
6.8	Real Estate Purchase Agreement dated August 19, 2024 between Seller and Series #BULMO*
6.9	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #BULMO*
6.10	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #BULMO*
6.11	Real Estate Purchase Agreement dated September 20, 2024 between Seller and Series #NETKE*
6.12	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #NETKE*
6.13	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #NETKE*
6.14	Real Estate Purchase Agreement dated September 26, 2024 between Seller and Series #HEEMV*
6.15	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #HEEMV*
6.16	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #HEEMV*
6.17	Real Estate Purchase Agreement dated September 26, 2024 between Seller and Series #DJGLA*
6.18	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #DJGLA*
6.19	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #DJGLA*
6.20	Real Estate Purchase Agreement dated October 08, 2024 between Seller and Series #ESMYO*
6.21	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #ESMYO*
6.22	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #ESMYO*
6.23	Real Estate Purchase Agreement dated October 08, 2024 between Seller and Series #6MWZZ*
6.24	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #6MWZZ*
6.25	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #6MWZZ*
6.26	Real Estate Purchase Agreement dated January 09, 2025 between Seller and Series #8S8XK*
6.27	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #8S8XK*
6.28	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #8S8XK*
6.29	Real Estate Purchase Agreement dated January 09, 2025 between Seller and Series #IDUG0*
6.30	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #IDUG0*
6.31	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #IDUG0*
6.32	Real Estate Purchase Agreement dated January 09, 2025 between Seller and Series #LOZV7*
6.33	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #LOZV7*
6.34	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #LOZV7*
6.35	Real Estate Purchase Agreement dated February 28, 2025 between Seller and Series #9WWAJ*
6.36	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #9WWAJ*
6.37	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #9WWAJ*
6.38	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #JVI51*
6.39	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #JVI51*
6.40	Real Estate Purchase Agreement dated July 30, 2025 between Seller and Series #JVI51*
6.41	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #UZMTK*
6.42	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #UZMTK*
6.43	Real Estate Purchase Agreement dated August 11, 2025 between Seller and Series #UZMTK*
9.1	Letter regarding change in accountant from Flex Tax and Consulting Group dated June 6th, 2025*
9.2	Asset Management Agreement between Ark7 and Ark7 Properties Advance LLC - Series #PJI26*
9.3	Inter-company Loan Agreement between Ark7 Properties Advance LLC and Series #PJI26*
9.4	Real Estate Purchase Agreement dated January 07, 2026 between Seller and Series #PJI26*

____________________

* Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the State of California, on October 8, 2026.

Ark7 Properties Advance LLC a Delaware series limited liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	President

This report has been signed by the following persons in the capacities and on the dates indicated.

Ark7 Properties Advance LLC a Delaware series liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer of Ark7 Inc., Managing Member of Ark7 Properties Advance LLC
	Date:	October 8, 2026